UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1. Name of the registrant:	Apple Inc.

2. Name of person relying on exemption:

David Einhorn	Greenlight Capital, LP
Greenlight Capital, LLC	Greenlight Capital Qualified, LP
Greenlight Capital, Inc.	Greenlight Capital (Gold), LP
DME Advisors, LP	Greenlight Capital Offshore Partners
DME Capital Management, LP	Greenlight Capital Offshore Master (Gold), Ltd.
DME Management GP, LLC	Greenlight Reinsurance, Ltd.
DME Advisors GP, LLC	Greenlight Masters Partners
Greenlight Masters, LLC
Greenlight Masters GP, LLC

3. Address of person relying on exemption:

c/o Greenlight Capital, Inc.	copy to: Patrick J. Dooley, Esq.
140 East 45th Street	Akin Gump Strauss Hauer & Feld LLP
New York, NY 10017	1 Bryant Park
Attn: Chief Operating Officer	New York, NY 10036
(212) 872-1000

4. Written Materials.  Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).